Exhibit 23.5

Consent of Dr. Carl F. Austin and Richard R. Austin

We consent to the use and incorporation by reference in the Registration Statement on Form S-3 of Raser Technologies, Inc. (the “Company”) of our reports entitled (i) “The Geothermal Potential of the Monitor Valley, Big Smoky Valley and the Intervening Toquima Mountain Range”; (ii) “The Geothermal Potential of the Landing Strip Prospect Located in Big Smoky Valley, Nye County, Nevada”; and (iii) “An Evaluation of the Thermo Hot Springs Geothermal Resource,” and we consent to the use of all quotations, summaries or information derived from such reports, including any geothermal reserve information, included or incorporated by reference in the Registration Statement and any amendments thereto. We also consent to all references to us included or incorporated by reference in the Registration Statement.

Dr. Carl F. Austin

/s/ Dr. Carl F. Austin

May 28, 2009

Richard R. Austin

/s/ Richard R. Austin

May 28, 2009